Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2021

SHANGHAI, May 11, 2021 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced its unaudited financial results for the first quarter of 2021.

FIRST QUARTER 2021 FINANCIAL HIGHLIGHTS

•	Net revenues for the first quarter of 2021 were RMB1,224.7 million (US$186.9 million), a 64.1% increase from the corresponding period in 2020, and a 28.5% increase from the fourth quarter of 2020.

(RMB millions, except percentages)	Q1 2020	Q1 2021	YoY Change
Wealth management	552.6	946.4	71.3%
Asset management	165.4	270.0	63.2%
Other businesses	28.1	8.3	(70.4)%
Total net revenues	746.1	1,224.7	64.1%

•	Income from operations for the first quarter of 2021 was RMB502.4 million (US$76.7 million), a 96.0% increase from the corresponding period in 2020, and a 49.8% increase from the fourth quarter of 2020.

(RMB millions, except percentages)	Q1 2020	Q1 2021	YoY Change
Wealth management	166.2	418.1	151.6%
Asset management	93.5	114.5	22.5%
Other businesses	(3.4)	(30.2)	762.9%
Total income from operations	256.3	502.4	96.0%

•	Net income attributable to Noah shareholders for the first quarter of 2021 was RMB454.1 million (US$69.3 million), an 86.9% increase from the corresponding period in 2020.

•	Non-GAAP[1] net income attributable to Noah shareholders for the first quarter of 2021 was RMB461.9 million (US$70.5 million), a 79.7% increase from the corresponding period in 2020, and a 76.0% increase from the fourth quarter of 2020.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring settlement expenses and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

FIRST QUARTER 2021 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. Noah primarily distributes private equity, public securities and other products denominated in RMB and other currencies.

•	Total number of registered clients as of March 31, 2021 was 384,021, a 19.6% increase from March 31, 2020, and a 6.5% increase from December 31, 2020.

•	Total number of active clients[2], which excluded mutual fund-only clients during the first quarter of 2021 was 6,299, a 54.6% increase from the first quarter of 2020, and a 19.6% increase from the fourth quarter of 2020. Including mutual fund-only clients, the number of clients who transacted with us during the first quarter of 2021 was 27,846, a 65.4% increase from the first quarter of 2020, and a 42.8% increase from the fourth quarter of 2020.

•	Aggregate value of investment products distributed during the first quarter of 2021 was RMB27.1 billion (US$4.1 billion), including private equity products that was distributed directly by our asset management segment, representing a 16.8% increase from the first quarter of 2020, primarily due to a 62.5% growth of private equity products and a 23.4% growth of secondary market equity products. The aggregate value increased by 27.1% compared with the fourth quarter of 2020 due to the significant growth of public securities products offered by the Company.

	Three months ended March 31,
	2020		2021
Product type	(RMB in billions, except percentages)
Public securities products	19.1	82.4%	21.5	79.4%
Private equity products[3]	2.9	12.6%	4.8	17.6%
Credit products	0.2	0.8%	-	-
Other products	1.0	4.2%	0.8	3.0%
All products	23.2	100.0%	27.1	100.0%

•	Coverage network in mainland China covered 82 cities as of March 31, 2021, compared with 78 cities as of March 31, 2020 and 80 cities as of December 31, 2020.

•	Number of relationship managers was 1,246 as of March 31, 2021, a 3.1% increase from March 31, 2020, and a 1.2% increase from December 31, 2020. The turnover rate of core “elite” relationship managers was 0.3%, compared with 5.1% as of December 31, 2020.

2 “Active clients” for a given period refers to registered high net worth clients who purchase investment products distributed or provided by Noah during that given period, excluding clients who transacted only on our online mutual fund platform.

3Since the fourth quarter of 2020, we distributed all private equity products directly from our asset management business, but for consistency purposes, we included those transaction values herein.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong, the United States and Canada. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities, credit to multi-strategy investments denominated in Renminbi and other currencies.

•	Total assets under management as of March 31, 2021 were RMB154.1 billion (US$23.5 billion), a 0.8% increase from December 31, 2020 and a 4.7% decrease from March 31, 2020, primarily due to the voluntary redemptions of certain credit products.

	As of December 31, 2020		Growth	Distribution/ Redemption	As of March 31, 2021
Investment type	(RMB billions, except percentages)
Private equity	117.7	77.1%	4.2	-	121.9	79.1%
Real estate	12.7	8.3%	-	2.0	10.7	7.0%
Public securities[4]	9.8	6.4%	1.4	0.7	10.5	6.8%
Credit[5]	5.5	3.6%	-	0.4	5.1	3.3%
Multi-strategies	7.1	4.6%	0.1	1.3	5.9	3.8%
All Investments	152.8	100.0%	5.7	4.4	154.1	100.0%

Other Businesses

Since the fourth quarter of 2020, our other businesses segment has been transitioning to “Noah Digital Intelligence”, aiming to develop a “turnkey asset management platform” (“TAMP”), to create an additional distribution channel beyond our wealth management, as well as to provide more comprehensive services and investment products.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “In the first quarter of 2021, I am proud to report that our active clients number, including mutual funds, grew 65.4% year-on-year to record a historical high of almost 28,000, which enabled our net revenues to reach RMB1.2 billion, the highest single quarter in our history, a 64.1% increase year-on-year, consists of the strong growth in all revenue streams including one-time commissions, recurring service fees and performance-based income. As a result, non-GAAP net income was RMB461.9 million, also a historical high. Out of the total transaction value of RMB27.1 billion, public securities accounted for RMB21.5 billion, another record high since our listing, showcasing our continued success since the transformation for standardized products and services. In addition, there was only 0.3% turnover rate of our elite relationship managers during the quarter, evidencing the stability of our sales force after the transformation. We will stay client-centric while continuing to invest in human capital development and IT infrastructure to improve our client experience, as well as stay focused on major economic regions in the country where high net worth clients are concentrated.”

4 The asset distribution/redemption of public securities also includes market appreciation or depreciation.

5Since this quarter, we reclassified all remaining mezzanine financing products linked to corporate merger and acquisitions and buy outs from credit to private equity in the amount of RMB4.7 billion, considering its nature is more akin to equity than credit. We have also revised the comparative period presentation to conform to current period presentation.

FIRST QUARTER 2021 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2021 were RMB1,224.7 million (US$186.9 million), a 64.1% increase from the corresponding period in 2020, primarily driven by increased one-time commissions and performance-based income, partially offset by the decrease in other service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the first quarter of 2021 were RMB293.2 million (US$44.8 million), a 39.2% increase from the corresponding period in 2020, primarily due to a 23.4% increase in transaction value of secondary market equity investment products that we distributed.

•	Net revenues from recurring service fees for the first quarter of 2021 were RMB313.7 million (US$47.9 million), an 8.5% increase from the corresponding period in 2020. The increase was primarily due to the cumulative effect of public securities investment products with recurring service fees previously distributed.

•	Net revenues from performance-based income for the first quarter of 2021 were RMB325.6 million (US$49.7 million), compared with RMB15.1 million in the corresponding period of 2020, representing a 20.6 times increase. The increase was primarily due to more performance-based income realized from public securities.

•	Net revenues from other service fees for the first quarter of 2021 were RMB13.9 million (US$2.1 million), compared with RMB37.6 million in the corresponding period in 2020, primarily due to less value-added services we offered to our high net worth clients.

•	Asset Management Business

•	Net revenues from one-time commissions for the first quarter of 2021 was RMB30.0 million (US$4.6 million), represents the one-time commissions earned from all private equity products that we distributed directly from our asset management segment since the fourth quarter of 2020 to comply with new regulation. We still distributed other investment products from our wealth management business segment.

•	Net revenues from recurring service fees for the first quarter of 2021 were RMB161.2 million (US$24.6 million), a 0.5% increase from the corresponding period in 2020.

•	Net revenues from performance-based income for the first quarter of 2021 were RMB77.5 million (US$11.8 million), compared with RMB4.6 million in the corresponding period of 2020. The increase was primarily due to more performance-based income realized from private equity products.

•	Other Businesses

•	Net revenues for the first quarter of 2021 were RMB8.3 million (US$1.3 million), a 70.4% decrease from the corresponding period in 2020. The decrease was primarily due to continuous reducing volume of loan origination since the second half year of 2019.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2021 were RMB722.3 million (US$110.3 million), a 47.5% increase from the corresponding period in 2020. Operating costs and expenses primarily consisted of compensation and benefits of RMB582.1 million (US$88.9 million), selling expenses of RMB83.5 million (US$12.7 million), general and administrative expenses of RMB80.3 million (US$12.3 million), provision of credit losses of RMB3.4 million (US$0.5 million) and other operating expenses of RMB27.1 million (US$4.1 million).

•	Operating costs and expenses for the wealth management business for the first quarter of 2021 were RMB528.3 million (US$80.6 million), a 36.7% increase from the corresponding period in 2020, primarily due to less compensation and benefits as well as less expenses incurred in the first quarter of 2020 due to the COVID-19 pandemic, and partially offset by a decrease in other operating expense.

•	Operating costs and expenses for the asset management business for the first quarter of 2021 were RMB155.6 million (US$23.7 million), a 116.3% increase from the corresponding period in 2020, primarily due to less compensation and benefits as well as less expenses incurred in the first quarter of 2020 due to the COVID-19 pandemic.

•	Operating costs and expenses for other businesses for the first quarter of 2021 were RMB38.5 million (US$5.9 million), a 22.1% increase from the corresponding period in 2020, primarily due to less compensation and benefits incurred in the first quarter of 2020 due to the COVID-19 pandemic.

Operating Margin

Operating margin for the first quarter of 2021 was 41.0%, compared with 34.3% for the corresponding period in 2020.

•	Operating margin for the wealth management business for the first quarter of 2021 was 44.2%, compared with 30.1% for the corresponding period in 2020.

•	Operating margin for the asset management business for the first quarter of 2021 was 42.4%, compared with 56.5% for the corresponding period in 2020.

•	Loss from operation for the other businesses for the first quarter of 2021 was RMB30.2 million (US$4.6 million), compared with an operating loss of RMB3.5 million for the corresponding period in 2020, due to less revenue generated in the first quarter of 2021.

Investment Income

Investment income for the first quarter of 2021 was RMB34.4 million (US$5.2 million), compared with RMB17.6 million for the corresponding period in 2020. The increase was primarily related to the fluctuation of fair value of equity securities.

Income Tax Expenses

Income tax expenses for the first quarter of 2021 were RMB129.8 million (US$19.8 million), a 90.2% increase from the corresponding period in 2020. The increase was primarily due to higher taxable income.

Net Income

•	Net Income

•	Net income for the first quarter of 2021 was RMB452.9 million (US$69.1 million), an 85.9% increase from the corresponding period in 2020.

•	Net margin for the first quarter of 2021 was 37.0%, up from 32.7% for the corresponding period in 2020.

•	Net income attributable to Noah shareholders for the first quarter of 2021 was RMB454.1 million (US$69.3 million), an 86.9% increase from the corresponding period in 2020.

•	Net margin attributable to Noah shareholders for the first quarter of 2021 was 37.1%, up from 32.6% for the corresponding period in 2020.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2021 was RMB6.77 (US$1.03) and RMB6.72 (US$1.03), respectively, compared with RMB3.94 and RMB3.92 respectively, for the corresponding period in 2020.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2021 was RMB461.9 million (US$70.5 million), a 79.7% increase from the corresponding period in 2020 and a 76.0% increase from the fourth quarter of 2020.

•	Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2021 was 37.7%, up from 34.5% for the corresponding period in 2020.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2021 was RMB6.84 (US$1.04), up from RMB4.15 for the corresponding period in 2020.

Balance Sheet and Cash Flow

As of March 31, 2021, the Company had RMB4,904.3 million (US$748.5 million) in cash and cash equivalents, compared with RMB5,005.2 million as of December 31, 2020 and RMB4,045.8 million as of March 31, 2020.

Net cash inflow from the Company’s operating activities during the first quarter of 2021 was RMB495.9 million (US$75.7 million), primarily due to operating cash inflow generated by net income.

Net cash outflow from the Company’s investing activities during the first quarter of 2021 was RMB68.9 million (US$10.5 million), primarily due to the net loans initiated to borrowers.

Net cash outflow from the Company’s financing activities was RMB533.7 million (US$81.5 million) in the first quarter of 2021, primarily due to repurchasing ordinary shares as well as acquiring additional shares from non-controlling interest shareholder in one of our subsidiaries.

RECENT DEVELOPMENTS

On May 9, 2021, the Company, through certain of its subsidiaries, entered into definitive agreements (“Transaction Agreements”) with certain subsidiaries and affiliates of Sunny World Group to purchase new office premises, with a gross floor area of approximately 72,000 square meters in Shanghai Hongqiao Central Business District for a total cash consideration of approximately RMB2.2 billion (US$340.0 million). The premises will primarily be used as our global headquarters to meet the demand arising from the continuing growth of the Company’s businesses and branding image.

The Company plans to finance the transaction by cash from our balance sheet. The consideration will be made in installments according to the condition precedents set up by Transaction Agreements. The transaction is subject to the satisfaction of certain conditions in the Transaction Agreements.

Ms. Jingbo Wang, co-founder and CEO of Noah, commented,” After fifteen years of operations, Noah is very glad to purchase this commercial property, consisting of four high-end, well-designed office buildings located at the center of the Hongqiao comprehensive transportation hub in Shanghai, one of the nation’s busiest transportation hubs, to be our new global headquarters. I believe this space will also serve as an upgraded client interface for Noah and robust activity center connecting clients in Eastern China to us, enhancing their overall client experience and improving our corporate image.”

2021 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2021 will be in the range of RMB1.2 billion to RMB1.3 billion. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s first quarter 2021 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time	Monday, May 10, 2021 at 8:00 p.m., U.S. Eastern Time Tuesday, May 11, 2021 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	1-412-317-6061
Conference Title	Noah Holdings 1Q21 Earnings Conference Call
Participant Elite Entry Number	0955316

Participants will need to dial in 10-15 minutes early and use the above Elite Entry Number in order to join the conference. A telephone replay will be available starting one hour after the end of the conference call until May 17, 2021 at +1-877-344-7529 (US Toll Free) or 1-412-317-0088 (International Toll). The replay access code is 10154694.

A live and archived webcast of the conference call will be available at Noah's investor relations website under the News & Events section at ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, non-recurring settlement expenses and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the first quarter of 2021, Noah distributed RMB27.1 billion (US$4.1 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB154.1 billion (US$23.5 billion) as of March 31, 2021.

Noah’s wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,246 relationship managers across 82 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada and Singapore. The Company’s wealth management business had 384,021 registered clients as of March 31, 2021. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending and other services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first quarter of 2021 ended March 31, 2021 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5518 to US$1.00, the effective noon buying rate for March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2021 and quotations from management in this announcement, as well as Noah's strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com

____________________________________

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW--

Noah Holdings Limited
Condensed Consolidated Balance Sheets
(unaudited)
	As of
	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	5,005,211	4,904,316	748,545
Restricted cash	9,993	9,995	1,526
Short-term investments	114,928	143,140	21,847
Accounts receivable, net	434,458	444,421	67,832
Loans receivable, net	418,947	407,595	62,211
Amounts due from related parties	520,178	715,396	109,191
Other current assets	199,447	203,938	31,127
Total current assets	6,703,162	6,828,801	1,042,279
Long-term investments, net	536,384	556,166	84,888
Investment in affiliates	1,264,685	1,268,909	193,673
Property and equipment, net	248,669	235,974	36,017
Operating lease right-of-use assets, net	274,154	268,395	40,965
Deferred tax assets	224,240	223,783	34,155
Other non-current assets	148,292	214,807	32,786
Total Assets	9,399,586	9,596,835	1,464,763

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	705,622	844,021	128,823
Income tax payable	140,777	244,518	37,321
Deferred revenues	71,613	85,143	12,995
Other current liabilities	432,650	448,127	68,398
Contingent liabilities	530,433	532,612	81,292
Total current liabilities	1,881,095	2,154,421	328,829
Operating lease liabilities, non-current	194,384	180,308	27,520
Deferred tax liabilities	45,881	46,139	7,042
Other non-current liabilities	855	844	129
Total Liabilities	2,122,215	2,381,712	363,520
Equity	7,277,371	7,215,123	1,101,243
Total Liabilities and Equity	9,399,586	9,596,835	1,464,763

Noah Holdings Limited
Condensed Consolidated Income Statements
(In RMB'000, except for ADS data, per ADS data and percentages)
(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	207,185	278,704	42,539	34.5%
Recurring service fees	148,457	220,513	33,657	48.5%
Performance-based income	14,618	276,524	42,206	1,791.7%
Other service fees	66,608	23,713	3,619	(64.4)%
Total revenues from others	436,868	799,454	122,021	83.0%
Revenues from funds Gopher manages:
One-time commissions	4,749	46,146	7,043	871.7%
Recurring service fees	303,450	256,697	39,180	(15.4)%
Performance-based income	5,175	128,556	19,621	2,384.2%
Total revenues from funds Gopher manages	313,374	431,399	65,844	37.7%
Total revenues	750,242	1,230,853	187,865	64.1%
Less: VAT related surcharges	(4,125)	(6,117)	(934)	48.3%
Net revenues	746,117	1,224,736	186,931	64.1%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(170,052)	(206,872)	(31,575)	21.7%
Others	(194,787)	(375,253)	(57,275)	92.6%
Total compensation and benefits	(364,839)	(582,125)	(88,850)	59.6%
Selling expenses	(44,540)	(83,455)	(12,738)	87.4%
General and administrative expenses	(63,685)	(80,285)	(12,254)	26.1%
Provision for credit losses	(2,809)	(3,407)	(520)	21.3%
Other operating expenses	(32,617)	(27,088)	(4,134)	(17.0)%
Government subsidies	18,635	54,014	8,244	189.9%
Total operating costs and expenses	(489,855)	(722,346)	(110,252)	47.5%
Income from operations	256,262	502,390	76,679	96.0%
Other income:
Interest income	22,170	22,927	3,499	3.4%
Investment income	17,566	34,361	5,245	95.6%
Other income (expense)	858	(486)	(74)	N.A.
Total other income	40,594	56,802	8,670	39.9%
Income before taxes and income from equity in affiliates	296,856	559,192	85,349	88.4%
Income tax expense	(68,276)	(129,846)	(19,818)	90.2%
Income from equity in affiliates	15,076	23,513	3,589	56.0%
Net income	243,656	452,859	69,120	85.9%
Less: net income (loss) attributable to non-controlling interests	631	(1,234)	(188)	N.A.
Net income attributable to Noah shareholders	243,025	454,093	69,308	86.9%
Income per ADS, basic	3.94	6.77	1.03	71.8%
Income per ADS, diluted	3.92	6.72	1.03	71.4%

Margin analysis:
Operating margin	34.3%	41.0%	41.0%
Net margin	32.7%	37.0%	37.0%

Weighted average ADS equivalent[1]:
Basic	61,619,852	67,091,780	67,091,780
Diluted	61,991,117	67,572,038	67,572,038
ADS equivalent outstanding at end of period	61,635,280	59,976,690	59,976,690

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited
Condensed Comprehensive Income Statements
(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2020	2021	2021	Change
	RMB'000	RMB'000	USD'000
Net income	243,656	452,859	69,120	85.9%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	37,319	8,409	1,283	(77.5)%
Fair value fluctuation of available for sale Investment (after tax)	(4)	-	-	N.A.
Comprehensive income	280,971	461,268	70,403	64.2%
Less: Comprehensive income (loss) attributable to non-controlling interests	626	(1,201)	(183)	N.A.
Comprehensive income attributable to Noah shareholders	280,345	462,469	70,586	65.0%

Noah Holdings Limited
Supplemental Information
(unaudited)
	As of
	March 31, 2020	March 31, 2021	Change
Number of registered clients	321,148	384,021	19.6%
Number of relationship managers	1,209	1,246	3.1%
Number of cities under coverage in mainland China	78	82	5.1%

	Three months ended
	March 31, 2020	March 31, 2021	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients [6]	4,075	6,299	54.6%
Number of active clients including mutual fund-only clients	16,831	27,846	65.4%
Transaction value:
Private equity products	2,931	4,763	62.5%
Public securities products	19,111	21,509	12.5%
Credit products	183	-	N.A.
Other products	969	820	(15.4)%
Total transaction value	23,194	27,092	16.8%

6 “Active clients” for a given period refers to registered high net worth clients who purchase investment products distributed or provided by Noah during that given period, excluding clients who only transacted on our online mutual fund platform.

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended March 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	278,463	241	-	278,704
Recurring service fees	219,319	1,194	-	220,513
Performance-based income	276,524	-	-	276,524
Other service fees	14,017	1,390	8,306	23,713
Total revenues from others	788,323	2,825	8,306	799,454
Revenues from funds Gopher manages:
One-time commissions	16,270	29,876	-	46,146
Recurring service fees	95,971	160,726	-	256,697
Performance-based income	50,726	77,830	-	128,556
Total revenues from funds Gopher manages	162,967	268,432	-	431,399
Total revenues	951,290	271,257	8,306	1,230,853
Less: VAT related surcharges	(4,838)	(1,229)	(50)	(6,117)
Net revenues	946,452	270,028	8,256	1,224,736
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(206,790)	(82)	-	(206,872)
Other compensations	(215,289)	(138,854)	(21,110)	(375,253)
Total compensation and benefits	(422,079)	(138,936)	(21,110)	(582,125)
Selling expenses	(66,827)	(12,001)	(4,627)	(83,455)
General and administrative expenses	(55,924)	(18,094)	(6,267)	(80,285)
Provision for credit losses	-	-	(3,407)	(3,407)
Other operating expenses	(22,083)	(1,805)	(3,200)	(27,088)
Government subsidies	38,596	15,283	135	54,014
Total operating costs and expenses	(528,317)	(155,553)	(38,476)	(722,346)
Income (loss) from operations	418,135	114,475	(30,220)	502,390

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)
	Three months ended March 31, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	206,944	241	-	207,185
Recurring service fees	147,763	694	-	148,457
Performance-based income	14,618	-	-	14,618
Other service fees	37,819	134	28,655	66,608
Total revenues from others	407,144	1,069	28,655	436,868
Revenues from funds Gopher manages:
One-time commissions	4,749	-	-	4,749
Recurring service fees	142,860	160,590	-	303,450
Performance-based income	556	4,619	-	5,175
Total revenues from funds Gopher manages	148,165	165,209	-	313,374
Total revenues	555,309	166,278	28,655	750,242
Less: VAT related surcharges	(2,670)	(868)	(587)	(4,125)
Net revenues	552,639	165,410	28,068	746,117
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(170,052)	-	-	(170,052)
Other compensations	(118,227)	(61,313)	(15,247)	(194,787)
Total compensation and benefits	(288,279)	(61,313)	(15,247)	(364,839)
Selling expenses	(36,555)	(7,314)	(671)	(44,540)
General and administrative expenses	(47,582)	(10,730)	(5,373)	(63,685)
Provision for credit losses	-	-	(2,809)	(2,809)
Other operating expenses	(23,602)	(1,546)	(7,469)	(32,617)
Government subsidies	9,607	8,981	47	18,635
Total operating costs and expenses	(386,411)	(71,922)	(31,522)	(489,855)
Income (loss) from operations	166,228	93,488	(3,454)	256,262

Noah Holdings Limited
Supplement Revenue Information for Segment
(unaudited)
	Three months ended March 31, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	697,471	187,621	8,306	893,398
Hong Kong	230,621	76,431	-	307,052
Others	23,198	7,205	-	30,403
Total revenues	951,290	271,257	8,306	1,230,853

	Three months ended March 31, 2020
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	368,817	145,086	28,655	542,558
Hong Kong	140,765	16,567	-	157,332
Others	45,727	4,625	-	50,352
Total revenues	555,309	166,278	28,655	750,242

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited) [7]

	Three months ended
	March 31,	March 31,
	2020	2021	Change
	RMB'000	RMB'000

Net income attributable to Noah shareholders	243,025	454,093	86.9%
Adjustment for share-based compensation	18,291	10,144	(44.5)%
Less: Tax effect of adjustments	4,235	2,354	(44.4)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	257,081	461,883	79.7%

Net margin attributable to Noah shareholders	32.6%	37.1%
Non-GAAP net margin attributable to Noah shareholders	34.5%	37.7%
Net income attributable to Noah shareholders per ADS, diluted	3.92	6.72	71.4%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.15	6.84	64.8%

7 Noah’s Non-GAAP financial measures reflect the respective most directly comparable GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any.